FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the period ended April 23, 2020

Nymox Pharmaceutical Corporation

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Indicate by check mark if the registrant is submitting Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

 As is generally and clearly understood, the COVID-19 pandemic has had and continues to have a major slowdown effect on worldwide business activity. Although the Company does not anticipate any fundamental change in its business plans, management does expect some degree of unavoidable slowdown due to the Company’s inherent reliance on business activities from multiple external partners, supply chains, and participation of organizations outside our control. Due to the downstream effect of these factors, it is not possible at this time to expect or to provide exact timelines for key corporate forward events. The Company cannot predict or comment on behalf of third parties (such as vendors, suppliers, partners, collaborators, etc) and their restrictions and challenges in the current business environment. However, the Company will give all relevant updates in a timely fashion.

Nymox works with and relies upon contract research organizations (CROs); the Company relies on external manufacturing activities (such as raw material suppliers; contract manufacturing vendors; specialized laboratory testing service providers); and works with other service providers in the life sciences and biotechnology sectors; any of the preceding which alone or in combination may lead to unanticipated delays in the Company's activities and projected timelines for milestones.  In addition, Nymox relies on travel for many of its essential business activities, such as quality assurance and other undertakings, which are restricted during the current disruption. At this time there have been no material changes to any of the fundamental conclusions of our scientific research documentation and no material changes in past results in the reportable financial, or other business related disclosures. These COVID-19 related business effects and risks described above are additional to prior statements by the Company in regard to other risk factors that have been outlined in past SEC filings by the Company and are updated where and when appropriate.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYMOX PHARMACEUTICAL CORPORATION
(Registrant)

By:	/s/ Paul Averback, MD
Paul Averback, MD
President and Chief Executive Officer

Date: April 23, 2020

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